

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Nick Bhargava
Acting Chief Financial Officer
GROUNDFLOOR FINANCE INC.
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: GROUNDFLOOR FINANCE INC.**
> **Offering Statement on Form 1-A**
> **Filed April 3, 2020**
> **File No. 024-11188**

Dear Mr. Bhargava:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1.   Please revise throughout to update your filing as of the most recent practicable date and remove disclosure speaking as of previous dates. Currently you include what appear to be outdated statements. For example, we note the statement on page 30 regarding the ISB Note that "[a]s of the date hereof, the principal sum of $1.8 million remains outstanding." You also state on page 40 that "[a]s of the date hereof," $1.75 million remains outstanding; however, you indicate on pages 30 and F-23 that the ISB Note was repaid. As another non-exclusive example, we note the beneficial ownership table narrative discusses ownership as of January 2018 and fiscal year 2016. We also note the date of your executive compensation disclosure. Please revise accordingly.

Cover page

2.   Please revise to state which disclosure format you are using.

Risk Factors, page 10

3.   We note your disclosure on page 13 regarding the waiver of rights to trial by jury in the subscription agreement and the investors' rights agreement. Please revise your offering statement to clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Management's Discussion & Analysis, page 24

4.   We note the risk factor on page 19 regarding potential adverse impacts from COVID-19 on your developers and your operations. Please tell us what consideration you gave to providing expanded information in your Management's Discussion and Analysis regarding potential material impacts specific to you, as well as any significant impacts that your business or developers have already experienced from the COVID-19 pandemic (e.g. whether property development projects have been delayed or otherwise adversely affected and whether borrower defaults or workouts have increased). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

5.   Please revise the discussion of the convertible notes on page 31 to discuss the extent to which your Regulation A offerings have allowed noteholders to convert at a discount under a "qualified" financing.

6.   Where you discuss known material trends, events and uncertainties, please clarify the extent to which you have experienced material changes in funding your operations through LRO offerings, other Regulation A offerings and other financing sources. Similarly, please clarify the extent to which you have experienced material changes in the amounts (in total or as a proportion of loans) of funding provided to developers, for example due to COVID-19.

Related Party Transactions, page 33

7.   Please revise to disclose the total amounts borrowed and repaid under the ISB loan. Please also revise this section to identify the individuals instead of referring to "a director."

Independent Auditor's Report, page F-3

8.   Please address the following with respect to your independent auditor's report:
   •   Have your auditor revise their report to state, if true, that the financial statements of the company as of December 31, 2018, not 2019, have been audited by other auditors.
   •   Include the auditor's report for the year ended December 31, 2018 or explain to us why the audit report is not required. If you revise your filing to include the report from your prior auditor, please also include the auditor's consent.
   •   Tell us how you have complied with Item 4 of the instructions to Form 1-U and Item

17 paragraph 9 of the instructions to Form 1-A with respect to your change in auditor.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.